August 7, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Acountant
Vanessa Robertson, Staff Accountant

Re:	Quidel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 5, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed April 30, 2012
Form 8-K dated April 25, 2012
Filed April 25, 2012
File No. 000-10961

Ladies and Gentlemen:

Quidel Corporation (the “Company”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff contained in a letter dated June 21, 2012 (the “Comment Letter”) with respect to the Company’s filings referenced above. In addition, we are responding to follow-up comments received verbally in a phone call with Vanessa Robertson, Staff Accountant, on Thursday, July 26, 2012. The numbering of the paragraphs below corresponds to the numbering of the comments included in the Comment Letter, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expense, page 28

1. During the fourth quarter 2011 earnings conference call you discussed key platforms including Sofia, Bobcat, project Wildcat and others. Please provide us a schedule showing the costs incurred during each period presented for each R&D project that is individually material and, for the remainder of projects not considered individually significant, a schedule that summarizes R&D expense related to them into useful categories such as by the three areas of R&D focus that you identify on page 7 or other categories in which the company tracks expenses.

The Company respectfully submits to the Staff the following:

Historically, and including the fiscal year ended December 31, 2011, the Company did not track expenses by individual research and development project.

We have listed below a summary of key research and development expenses by category for the period noted below (in thousands).

	For the year ended December 31,
	2011	2010	2009
Personnel costs	$12,517	$11,259	$6,474
Outside services	2,940	4,430	1,038
Supplies and materials	2,890	3,157	1,613
Clinical studies	1,990	935	682
Facilities and other	5,988	3,915	2,150

Total research and development expense	$26,325	$23,696	$11,957

The Company respectfully submits to the Staff the following revised disclosure, which the Company intends to include to further clarify and include in its future periodic reports:

Draft Disclosure:

Research and development expenses include direct external costs such as fees paid to consultants, and internal direct and indirect costs such as compensation and other expenses for research and development personnel, supplies and materials, clinical trials and studies, facility costs and depreciation.

Due to the risks inherent in the product development process and given the early-stage of development of certain projects, we are unable to estimate with meaningful certainty the costs we will incur in the continued development of our product candidates for commercialization. In addition, we do not currently track research and development costs by individual project. However, we expect our research and development costs to be substantial as we move other product candidates into preclinical and clinical trials and advance our existing product candidates into later stages of development.

Liquidity and Capital Resources, page 31

2. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used for operating activities, investing activities and financing activities for each period presented.

The Company respectfully submits to the Staff the following proposed disclosure, which is illustrative of what the Company intends to include in its liquidity and capital resources disclosure in MD&A (based on the facts and circumstances as of December 31, 2011):

Draft Disclosure:

As of December 31, 2011, our principal sources of liquidity consisted of $61.3 million in cash and cash equivalents and $74.6 million available to us under our Senior Credit Facility, which can fluctuate from time to time due to, among other factors, our funded debt to adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) ratio. Our working capital as of December 31, 2011 was $71.8 million.

Cash provided by operating activities was $47.0 million during the year ended December 31, 2011. We had net income of $7.6 million, including non-cash charges of $25.3 million of depreciation and amortization of intangible assets and property and equipment, and stock-based compensation. The most significant changes in operating assets and liabilities included a decrease in inventories and income tax receivable of $3.1 million and $8.2 million, respectively. The decrease in inventory is related to the seasonal nature of our influenza business, while the decrease in income tax receivable is due to a tax refund received in 2011. Cash used for operating activities was $10.2 million during the year ended December 31, 2010. The improvement in cash provided by operating activities during the year ended December 31, 2011 compared to the year ended December 31, 2010 was due in part to an increase in net income of $18.9 million for the reasons noted above. Non-cash charges increased $7.8 million during the year ended December 31, 2011 compared to the year ended December 31, 2010 primarily due to increases in depreciation and amortization of $5.5 million, which included $4.0 million of amortization expense in 2011 related to the Alere Amendment, and an increase in stock-based compensation expense of $2.3 million. The increase in cash used for operating activities during the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to a net loss of $11.3 million in 2010 compared to net income of $32.9 million in 2009. Other changes in operating assets and liabilities included a decrease in income taxes payable of $6.2 million primarily as a result of tax payments made during the year ended December 31, 2010 as a result of higher taxable earnings in 2009. Accrued royalties decreased by $3.5 million reflecting the lower revenue base on which we pay royalties. The decrease in other current and non-current liabilities of $4.6 million reflects lower customer incentives related to the decrease in revenues that are eligible for volume discounts for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Our investing activities used $20.8 million during the year ended December 31, 2011 primarily related to $14.0 million for the acquisition of licensed technology associated with the Alere Amendment as discussed in Note 6 in the Notes to Consolidated Financial Statements included in this Annual Report. In addition, we acquired production and scientific equipment and building improvements during the year ended December 31, 2011 of $4.5 million. Also, we capitalized $1.3 million of software development costs as part of the acquisition of intangible assets. Our investing activities used $134.6 million during the year ended December 31, 2010. The decrease in cash used for investing activities during the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to the purchase of DHI during 2010. The increase in cash used for investing activities during the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to the purchase of DHI during 2010. Our investing activities during the year ended December 31, 2009 was primarily limited to the acquisition of production and scientific equipment and building improvements.

We are currently planning approximately $11.6 million in capital expenditures over the next 12 months. The primary purpose for our capital expenditures is to acquire manufacturing and scientific equipment, to purchase or develop information technology, and to implement facility improvements. We plan to fund these capital expenditures with cash flow from operations and other available sources of liquidity. We have $0.9 million in firm purchase commitments with respect to such planned capital expenditures as of the date of filing this report.

Our financing activities generated approximately $28.3 million of cash during the year ended December 31, 2011. This was primarily related to proceeds from the sale of our common stock, partly offset by repayments made under the Senior Credit Facility, both of which occurred during the first quarter of 2011. Our financing activities generated approximately $62.6 million of cash during the year ended December 31, 2010. The decrease in cash provided by financing activities during the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to the borrowing of $75.0 million under the Senior Credit Facility in 2010 in connection with the DHI acquisition, which was partially offset by an increase in repayments under the Senior Credit Facility of $27.0 million in 2011. The increase in cash provided by financing activities during the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to the borrowing of $75.0 million under the Senior Credit Facility in 2010 in connection with the DHI acquisition as well as a significant decrease in purchases of common stock in 2010 compared to 2009. Our financing activities used $33.5 million of cash during the year ended December 31, 2009 related to the repurchase of approximately 3.2 million shares of our common stock.

Our $120.0 million Senior Credit Facility matures on October 8, 2013. The Senior Credit Facility bears interest at the lower of either the Eurodollar rate or base rate. The Eurodollar rate is equal to the Eurodollar rate plus the applicable rate, and the base rate is equal to the higher of the federal funds rate plus one-half of one percent plus the applicable rate, or the lenders prime rate. The applicable rate is generally determined in accordance with a performance pricing grid based on our leverage ratio and ranges from 1.50% to 2.75% for Eurodollar rate loans and from 0.50% to 1.75% for base rate loans. The agreement governing the Senior Credit Facility is subject to certain customary limitations, including among others: limitation on liens; limitation on mergers, consolidations and sales of assets; limitation on debt; limitation on dividends, stock redemptions and the redemption and/or prepayment of other debt; limitation on investments (including loans and advances) and acquisitions; limitation on transactions with affiliates; and limitation on annual capital expenditures. The terms of the Senior Credit Facility require us to comply with certain financial covenants that include a funded debt to adjusted EBITDA ratio (as defined in the Senior Credit Facility, with adjusted EBITDA generally calculated as earnings before, among other adjustments, interest, taxes, depreciation and amortization) not to exceed 3 to 1 as of the end of each fiscal quarter, and an interest coverage ratio of not less than 3.5 to 1 as of the end of each fiscal quarter. The Senior Credit Facility is secured by substantially all present and future assets and properties of the Company. Our ability to borrow under the Senior Credit Facility fluctuates from time to time due to, among other factors, our borrowings under the facility and our funded debt to adjusted EBITDA ratio. At December 31, 2011, we had $42.0 million outstanding under the Senior Credit Facility which was borrowed in connection with the acquisition of DHI. As of December 31, 2011, we were in compliance with all financial covenants.

During the third quarter of 2011, the Senior Credit Facility was amended for various matters, including amending the credit and security agreement to (i) permit investments in new foreign subsidiaries and (ii) allow certain indebtedness and liens related to the investments in new foreign subsidiaries.

Our cash requirements fluctuate as a result of numerous factors, such as the extent to which we generate cash from operations, progress in research and development projects, competition and technological developments and the time and expenditures required to obtain governmental approval of our products. In addition, we intend to continue to evaluate candidates for acquisitions or technology licensing. If we determine to proceed with any such transactions, we may need to incur additional debt, or issue additional equity, to successfully complete the transactions. Based on our current cash position and our current assessment of future operating results, we believe that our existing sources of liquidity will be adequate to meet our operating needs during the next 12 months.

Contractual Obligations, page 32

3. If you can make reasonably reliable estimates of the amount and period in which liabilities for the uncertain tax positions will be paid, please provide us proposed disclosure to be included in future periodic reports to include those amounts in the table. Otherwise, disclose in the footnote to the table the amount of these liabilities and that the amount and timing of the payments cannot be reliably estimated.

The Company respectfully submits to the Staff the following revised disclosure, which the Company intends to include as a footnote to the contractual obligations table in its future Form 10-K reports:

Draft Disclosure:

We exclude liabilities pertaining to uncertain tax positions from our summary of contractual obligations as we cannot make a reliable estimate of the period of cash settlement with the respective taxing authorities, nor the amount of the final cash settlement. As of December 31, 2011, we have approximately $8.6 million of liabilities associated with uncertain tax positions.

Notes to Consolidated Financial Statements

Note 6. Commitments and Contingencies

Licensing Arrangements, page F-17

4. Your disclosure states that you have entered into various licensing agreements that require payments based on the achievement of specific milestones. We also note from page 15 of the Form 10-Q for the quarterly period ended March 31, 2012 that you made a project milestone payment. During the first quarter 2012 earnings conference call you stated that the milestone payment was related to Project Wildcat. Please provide us proposed disclosure to be included in future periodic reports to disclose all amounts paid to date and the aggregate potential milestone payments due in connection with each license agreement. Include the key events that might obligate you to make these payments under the terms of the agreements. Finally, please include the length of and termination provisions for each of the license agreements.

The Company respectfully submits to the Staff the following revised disclosure, which the Company intends to include to further clarify and include in its future periodic reports:

Draft Disclosure:

Note 6. Royalty License Arrangements

In addition to the royalty agreement noted above, the Company has other licensing arrangements which require royalty payments based on specified product sales. The Company had royalty expenses relating to those agreements of approximately $1.9 million, $1.8 million and $0.3 million for each of the three years ended December 31, 2011, 2010 and 2009, respectively.

Research and Development Collaboration Agreements

The Company has entered into various collaboration agreements which provide us with rights to develop, manufacture and market products using the intellectual property and technology of our collaborative partners. Under the terms of certain of these agreements, the Company is required to make periodic payments based on achievement of certain milestones. These milestones generally include achievement of the following; prototype assays, validation lots, and clinical trials. Total future milestone payments which may become due under the terms of these agreements are currently estimated at $3.6 million in the aggregate, and are expected to be paid at various dates through December 2013. These costs may fluctuate based on estimated development costs and activities, and are charged to operations as incurred.

Form 8-K dated April 25, 2012

Exhibit 99.1

5. In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Forms 8-K or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

The Company will no longer present a full statement of non-GAAP earnings in future Item 2.02 Forms 8-K or elsewhere.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately responds to the Comment Letter. Please contact me at (858) 552-7931 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Randall J. Steward
Randall J. Steward
Chief Financial Officer